SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2009

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

20 Yoido-dong, Youngdungpo-gu, Seoul 150-721, The Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

I. Activities and Remuneration of Outside Directors, etc.

1. Attendance and Voting Record of Outside Directors, etc.

	Date	Agenda	Name of Outside Directors and Non-Standing Director
			Dongwoo Chun	Ingoo Han	Nakamura Yoshihide	William Y. Kim	Bruce I. Berkoff	Bongsung Oum	Bart van Halder	Doug. J Dunn

1	2008.1.15	1. 2007 Financial Results	For	For	—	—	—	For	For	For

		2. Matters of the Annual General Meeting	For	For	—	—	—	For	For	For

		3. Transaction Limits with the Largest Shareholder and its Affiliates	For	For	—	—	—	For	For	For

		4. Internal Control Over Financial Reporting	For	For	—	—	—	For	For	For

5. Audit Committee Evaluation Report

2	2008.2.4	1. New Trade name	For	For	—	—	—	For	For	For

		2. Trademark License Agreement	For	For	—	—	—	For	For	For

3	2008.2.29	1. Election of the Chairman of the Board	For	For	For	For	For	—	—	—

		2. Adoption of the sole representative directorship and the amendment of the Board Charter	For	For	For	For	For	—	—	—

		3. Appointment of the Representative Director	For	For	For	For	For	—	—	—

		4. Composition of the Committees	For	For	For	For	For	—	—	—

		5. Amendment of the Board Charter and Committee Charters	For	For	For	For	For	—	—	—

4	2008.4.9	1. Q1 Results 2. China Market Overview and LGD Business Update	— —	— —	— —	— —	— —	— —	— —	— —

5	2008.7.9	1. Q2 Results	—	—	—	—	—	—	—	—

		2. P6E Investment	For	For	For	For	For	—	—	—

		3. Land Investment for Residence Program	For	For	For	For	For	—	—	—

		4. 1H Internal Control Assessment Result	—	—	—	—	—	—	—	—

		5. P8 Progress	—	—	—	—	—	—	—	—

6	2008.10.14	1. Q3 Results	—	—	—	—	—	—	—	—

		2. Legal Status Change of LGD Singapore Branch Office and oversight of the Penang Office	—	For	For	For	For	—	—	—

		3. JVC with AmTRAN Technology Co., Ltd.	—	For	For	For	For	—	—	—

7	2008.11.12	1. Report on the 2008 Results and Plans for 2009	—	—	—	—	—	—	—	—

		2. Approval of Entering into a Plea Agreement with U.S. DOJ	For	For	—	For	For	—	—	—

2. Activities of Outside Directors, etc. in Committees of the Board of Directors

Committee	Member	Activities
		Date	Agenda	Remarks
Audit Committee	Mr. Bongsung Oum	2008.1.14	1. Q4 ‘07 Financial Statements	Approved
	Mr. Bart van Halder	~	2. Internal Controller’s Semi-Annual Report	Report
	Mr. Ingoo Han	2008.1.15	3. Progress of Annual Audit of External Auditor	Report
			4. Approval of Audit Services and Non-Audit Services by External Auditor	Approved
			5. Q4 ‘07 Internal Audit Report	Report
			6. Examination of Agenda and Reports for AGM	Approved
			7. Compliance Program Report	Report
			8. Self-Assessment and Charter Review	Report

		2008.2.4	1. Selection of External Auditor	Approved

	Mr. Ingoo Han Mr. Nakamura Yoshihide	2008.2.29	1. Election of the Chairman of the Committee 2. Amendment of the Committee Charter	Approved Approved
	Mr. William Y. Kim	2008.4.8	1. Q1 ‘08 Financial Statements 2. Integrated Audit Plan of External Auditor 3. Approval of Audit Services by External Auditor 4. Review of Form 20-F	Approved Report Approved Report
		2008.7.9

1. Q2 ‘08 Financial Statements

2. Internal Controller’s 1H Internal Control Assessment
Result

3. Results of Review of interim Financial Information

4. Internal Audit Report

5. Non-Audit Services by External Auditor

6. Compliance Program Report

				Approved Report Report Report Approved Report
		2008.10.14	1. Q3 ‘08 Financial Statements 2. Approval of Non-Audit Services by External Auditor 3. Progress of Audit of External Auditor 4. Compliance Program Report	Approved Approved Report Report
Remuneration Committee	Mr. Simon Kang Mr. Paul Verhagen Mr. Dongwoo Chun Mr. Bruce I. Berkoff	2008.2.29	1. Election of the Chairman of the Committee 2. Amendment of the Committee Charter	Approved Approved
		2008.11.12	1. Review of the Committee Charter 2. Review of the EOIP	— —
Outside Director Nomination and Corporate Governance Committee	Mr. Dongwoo Chun Mr. Simon Kang Mr. Paul Verhagen Mr. William Y. Kim	2008.2.29 2008.11.12	1. Election of the Chairman of the Committee 2. Amendment of the Committee Charter 1. Review of the Committee Charter 2. Review of the composition of the Committees	Approved Approved — —

3. Remuneration of Outside Directors & Non-Standing Directors

					(KRW Million	)

	Number of Persons	Remuneration Limit*	Results	Average Payment per Person	Remarks
Non-Standing Director	2	13,400	60	30	—
Outside Director	5		300	60

*	Remuneration limit for the total 9 directors, including standing directors.

II. Accumulated Transaction Amount of LG Display Co., Ltd with each of Major Shareholders or Their Affiliates, which was equivalent to 5% or more of 2007 Total Assets or Sales Revenue in 2008.

(KRW Billion)

Transaction Type	Counterpart (Relationship)	Transaction Period	Transaction Amount	Ratio*
Sales, etc.	LG Display America Inc. (Subsidiary)	Jan. 1, 2008 ~ Dec. 31, 2008	2,207	15.58%

Sales, etc.	LG Display Germany GmbH (Subsidiary)	Jan. 1, 2008 ~ Dec. 31, 2008	2,789	19.69%

Sales, etc.	LG Display Japan Co., Ltd. (Subsidiary)	Jan. 1, 2008 ~ Dec. 31, 2008	1,563	11.04%

Sales, etc.	LG Display Taiwan Co., Ltd. (Subsidiary)	Jan. 1, 2008 ~ Dec. 31, 2008	3,507	24.76%

Sales, etc.	LG Display Shanghai Co., Ltd. (Subsidiary)	Jan. 1, 2008 ~ Dec. 31, 2008	1,789	12.63%

Sales, etc.	LG Display Shenzhen Co., Ltd. (Subsidiary)	Jan. 1, 2008 ~ Dec. 31, 2008	1,150	8.12%

Sales/Purchase	LG Electronics Inc. (Largest Shareholder)	Jan. 1, 2008 ~ Dec. 31, 2008	797	5.63%

Purchase, etc.	LG International Japan Co., Ltd. (Affiliate)	Jan. 1, 2008 ~ Dec. 31, 2008	1,288	9.09%

Purchase, etc.	LG Chem. Ltd. (Affiliate)	Jan. 1, 2008 ~ Dec. 31, 2008	719	5.08%

*	% of the 2007 non-consolidated Sales Revenue (KRW 14,163 Billion)
**	The above transaction amount is to be reported in the audit report of FY 2008 and subject to change.

III. Reference Relating to the Business

1. Overview

A. Industry

(1) Industry characteristics and growth potential

•

TFT-LCD technology is one of the most widely used technologies in the manufacture of flat panel displays and the demand for flat panel displays is growing. The flat panel display industry is characterized by entry barriers due to rapidly evolving technology, capital-intensive characteristics, and the significant investments required to achieve economies of scale, among other factors. There is strong competition between a relatively small number of players within the industry and production capacity in the industry, including ours, is being continually increased.

•

The demand for LCD panels for notebook computers & monitors has been closely related to the IT industry cycle. The demand for LCD panels for TVs has been growing as HDTV broadcasting is becoming more common and as LCD TV has come to play an important role in the digital display market. There is competition between TFT-LCD and PDP technologies in the area of large flat TV products. In addition, markets for small- to medium-sized LCD panels, such as mobile phones, P-A/V, medical applications and automobile navigation systems, among others, are growing steadily.

•	The average selling prices of LCD panels may continue to decline with time irrespective of general business cycles as a result of, among other factors, technology advances and cost reductions.

(2) Cyclicality of LCD industry

•

The TFT-LCD business is highly cyclical as well as being capital-intensive. In spite of the increase in demand for products, this industry has experienced periodic volatility caused by imbalances between demand and supply due to capacity expansion within the industry.

•

Intense competition and expectations of demand growth may lead panel manufacturers to invest in manufacturing capacity on similar schedules, resulting in a surge in capacity when production is ramped up at new fabrication facilities.

•

During such surges in capacity growth, our customers can exert and have exerted strong downward pricing pressure, resulting in sharp declines in average selling prices and significant fluctuations in our gross margins. Conversely, demand surges and fluctuations in the supply chain can lead to price increases.

(3) Competitiveness

•

Our ability to compete successfully depends on factors both within and outside our control, including product pricing, our relationship with our customers, performance and reliability, successful and timely investment and product development, success of our end-brand customers in marketing their brands and products, component and raw material supply costs, foreign exchange rate and general economic and industry conditions.

•

Core competitiveness includes technology leadership, capability to design new products and premium products, timely investment in advanced fabs, cost leadership through application of large production lines, innovation of process and productivity, and collaborative customer relationships.

•	Most importantly, cost leadership and stable and long-term relationships with customers are critical to secure profit even in a buyer’s market.

•

A substantial portion of our sales is attributable to a limited number of end-brand customers and their designated system integrators. The loss of these end-brand customers, as a result of customers entering into strategic supplier arrangements with our competitors or otherwise, would thus result in reduced sales.

•

Developing new products and technologies that can be differentiated from those of our competitors is critical to the success of our business. We take active measures to protect our intellectual property internationally by obtaining patents and undertaking monitoring activities in our major markets. It is also necessary to recruit and retain experienced key managerial personnel and highly skilled line operators.

(4) Sourcing material

•	Key materials (including color filters) are sourced in-house as well as from domestic and overseas vendors.

•	A shortage of raw materials may arise temporarily due to an increase in demand for raw materials resulting from capacity expansion in the TFT-LCD industry.

•

A substantial portion of our equipment is sourced from a limited number of qualified foreign and local suppliers. From time to time, increased demand for new equipment may cause lead times to extend beyond those normally required by the equipment vendors.

(5) Others

•	Most TFT-LCD panel makers are located in Asia.

a.	Korea: LG Display, Samsung Electronics (including a joint venture between Samsung Electronics and Sony Corporation), BOE-Hydis

b.	Taiwan: AU Optronics, Chi Mei Optoelectronics, CPT, etc.

c.	Japan: Sharp, IPS-Alpha, etc.

d.	China: SVA-NEC, BOE-OT, etc.

B. Company

(1) Company overview

•

Commercial production for our TFT-LCD business began in September 1995 at P1, which was then the first fabrication facility of LG Electronics. At the end of 1998, LG Electronics and LG Semicon transferred their respective TFT-LCD related businesses to LG Soft Co., Ltd (currently LG Display). It became a joint venture between LG Electronics and Philips Electronics in August 1999. In July 2004, we completed our initial public offering and listed our common stock on the Korea Exchange and our ADSs on the New York Stock Exchange. As of December 31, 2008, we operate seven fabrication facilities located in Gumi and Paju, Korea, and a total of seven module facilities located in Gumi and Paju, Korea, Nanjing (3 factories) and Guangzhou, China, and Wroclaw, Poland.

•

We became the first LCD maker in the world to commence commercial production at a 4th generation fab (P3) in July 2000 and at a 5th generation fab (P4) in March 2002, and we started mass production at our 6th generation fab (P6) in August 2004, which allows us to produce LCD panels for large TVs and monitors. With the commencement of mass production at our 7th generation fab (P7) in January 2006 and with our decision to invest in an 8th generation fab (P8) in October 2007 and in an expansion of P6 in July 2008, we are expanding our production capacity in line with the growing large-sized LCD TV market.

•

Despite the difficult business environment contributed by factors such as global economic meltdown and the LCD oversupply, our non-consolidated sales revenue in 2008 increased by 12% year-on-year to KRW 15,865 billion, backed by our consistent efforts to expand our sales. We recorded a non-consolidated operating income of KRW 1,536 billion and a non-consolidated net income of KRW 1,087 billion in 2008 from development of cost innovation models, reduction of purchasing unit cost, maximization of equipment effectiveness through Max Capa & Min Loss activities and reduction of overhead cost and other active cost reduction measures as well as increased sales revenue. Our consolidated sales revenue in 2008 increased by 13% year-on-year to KRW 16,264 billion. Our consolidated operating income was KRW 1,735 billion and our consolidated net income was KRW 1,087 billion in 2008.

•

We reinforced our position as a leader in LCD technology by developing public displays such as the world’s largest 52-inch multi-touch screen panel and a 47-inch triple-view panel as well as the world’s largest 6-inch oval LCD panel, a 17.1-inch switchable 3D display which function allows for a 2D/3D conversion with ease, a 15-inch TFT LCD panel with a C/F board that applies the role printing method and a 15-inch AM OLED that uses the a-Si method.

•

Moreover, we formed strategic alliances or entered into long-term sales contracts with major global firms such as Dell, Hewlett Packard and Kodak of the United States and Japan’s Toshiba, among others, to secure customers and expand partnerships for technology development.

(2) Financial Statements

•	Korean GAAP Consolidated Financial Statements

a. Consolidated Income Statements

(Based on Korean GAAP)	(KRW Million)

Description	FY 2008	FY 2007	Remarks
1. Sales	16,263,635	14,351,966
2. Cost of goods sold	(13,616,615)	(12,115,363)
3. Gross income	2,647,020	2,236,603
4. SG&A	(911,579)	(732,596)
5. Income from operations	1,735,441	1,504,007
6. Non-operating income	3,393,908	683,800
7. Non-operating expenses	(3,817,850)	(644,848)
8. Income before income tax	1,311,499	1,542,959
9. Income tax expense	(224,721)	(198,932)
10. Net income	1,086,778	1,344,027

b. Consolidated Balance Sheets

(Based on Korean GAAP)	(KRW Million)

Description	FY 2008	FY 2007	Remarks
1. Current assets	7,018,010	5,746,133
2. Non-current assets	10,370,356	8,033,702
1) Investments	190,227	24,718
2) Tangible assets	9,270,262	7,528,523
3) Intangible assets	199,697	123,111
4) Other non-current assets	710,170	357,350
Total Assets	17,388,366	13,779,835
1. Current liabilities	4,785,882	2,401,222
2. Non-current liabilities	3,313,861	3,089,154
Total Liabilities	8,099,743	5,490,376
1. Controlling interest	9,276,022	8,289,373
1) Capital stock	1,789,079	1,789,079
2) Capital surplus	2,311,071	2,311,071
3) Accumulated other comprehensive income	173,938	5,823

4) Retained earnings	5,001,934	4,183,400
2. Minority interest	12,601	86
Total Shareholders’ Equity	9,288,623	8,289,459
Total Liabilities and Total Shareholders’ Equity	17,388,366	13,779,835

•	Korean GAAP Non-Consolidated Financial Statements

a. Non-Consolidated Income Statements

(Based on Korean GAAP)	(KRW Million)

Description	FY 2008	FY 2007	Remarks
1. Revenues	15,865,240	14,163,131
2. Cost of goods sold	(13,626,602)	(12,076,688)
3. Gross income	2,238,638	2,086,443
4. SG&A	(702,332)	(595,308)
5. Income from operations	1,536,306	1,491,135
6. Non-operating income	3,127,987	571,713
7. Non-operating expenses	(3,370,813)	(517.286)
8. Income before income tax	1,293,480	1,545,562
9. Income tax expense	(206,584)	(201,535)
10. Net income	1,086,896	1,344,027

b. Non-Consolidated Balance Sheets

(Based on Korean GAAP)	(KRW Million)

Description	FY 2008	FY 2007	Remarks
1. Current assets	6,256,112	5,644,253
2. Non-current assets	10,245,875	7,750,182
1) Investments	973,322	489,114
2) Tangible assets	8,431,214	6,830,600

3) Intangible assets	194,343	111,530
4) Other non-current assets	646,996	318,938
Total Assets	16,501,987	13,394,435
1. Current liabilities	4,227,226	2,245,410
2. Non-current liabilities	2,998,739	2,859,652
Total Liabilities	7,225,965	5,105,062
1. Capital stock	1,789,079	1,789,079
2. Capital surplus	2,311,071	2,311,071
3. Accumulated other comprehensive income	173,938	5,823
4. Retained earnings	5,001,934	4,183,400
Total Shareholders’ Equity	9,276,022	8,289,373
Total Liabilities and Total Shareholders’ Equity	16,501,987	13,394,435

(3) Market shares

•	World wide market share of large-size TFT-LCD panels (≥10”) based on revenue

	From Q1 to Q3 in 2008	2007
Panels for Notebook PC	29.3%	28.5%
Panels for Monitor	16.9%	15.6%
Panels for TV	18.1%	22.0%
Total	19.7%	20.4%

(Source: DisplaySearch Q4 2008)

(4) Market characteristics

•	The LCD panel has become the core component of the display industry and the demand for LCD panels has been growing steadily.

•

Due to the recent high growth in the display appliance market for the flat display format, the scale of the LCD market is growing, resulting in expansion of the market centered mainly in America, Japan, Europe and China.

•

The growth of the LCD market has mainly been driven by the demand for IT-related products. However, it is anticipated that the LCD TV display market, which has grown rapidly in recent years, will provide the main source of steady growth of the LCD market.

(5) New business etc.

•

As of the end of the third quarter of 2008, P7 in our Paju Display Cluster reached an expanded production capacity of over 150 thousand sheets of glass substrates per month and we have commenced the construction of P8 (8th generation fab) and the expansion of 6 th generation fab in anticipation of growth in the large-sized TFT-LCD market.

•

In May 2006, we entered into an investment agreement with the Guangzhou Development District Administrative Committee to construct a module production plant in Guangzhou, China, and in June 2006, we established LG Display Guangzhou Co., Ltd. We commenced mass production at the new module production plant in December 2007 and we held an opening ceremony for the module production plant in April 2008.

•

In June 2008, we launched the OLED Business Unit in anticipation of future growth in the OLED business. In addition, we also plan to strengthen our market position in the future display technologies by accelerating the development of flexible display technologies and leading the LED back-light LCD market.

•

In order to facilitate a cooperative purchasing relationship with HannStar Display Corporation (HannStar), a company that manufactures TFT-LCD panels in Taiwan, we decided to purchase 180 million shares of preferred stock of HannStar at a purchase price of NT$3,170,250,000. We acquired the preferred shares in February 2008. The preferred shares mature in three years and are convertible into shares of common stock of HannStar.

•

We are making an effort to increase our competitiveness by forming cooperative relationships with our suppliers and purchasers of our products. As part of this effort, in June 2008 we purchased 2,037,204 shares of AVACO Co., Ltd, which produces sputters, a core equipment for LCD production, and we purchased 1,008,875 shares of TLI Inc., which produces core LCD panel components such as “Timing Controllers” and “Driver ICs”. By promoting strategic relationships with equipments and parts suppliers, which enables us to obtain a stable source of supply of equipments and parts at competitive prices, we have strengthened our competitive position in the LCD business.

•	In July 2008, we and Skyworth RGB Electronics founded a R&D joint venture corporation with a registered capital of CNY 50 million in China.

•

We entered into a joint venture company agreement with AmTRAN Technology Co., Ltd. (“AmTRAN”) in August 2008, a Taiwan corporation, in order to produce (i) LCD modules and (ii) LCD TV sets manufactured using the EMS (Electronic Manufacturing System) method and established a joint venture (Suzhou Raken Technology Co., Ltd) in September 2008. Through the establishment of this joint venture with AmTRAN, we are able to further expand our customer base by securing a long term stable panel dealer. It also allows us to produce LCD modules and LCD TV sets in a single factory, which enables us to provide our customers with products that are competitive both in terms of technology and price.

•

In July 2008, we purchased 6,850,000 shares of the common stock of New Optics, which is approximately 36.7% of its outstanding shares, as part of our strategy to increase our competitiveness by forming cooperative relationships with our suppliers.

(6) Organization chart

•	CEO: Chief Executive Officer

•	CFO: Chief Financial Officer

•	CPO: Chief Production Officer

•	CTO: Chief Technology Officer

2. Reference Relating to AGM

A. Matters Relating to the Annual General Meeting

(1) Date and Time: 10:00 A.M., March 13, 2009 (Friday)

(2) Venue :	Guest House, LG Display Paju Display Cluster
1007, Deogeun-ri, Wollong-myeon, Paju-si, Gyeonggi-do, Korea

B. Agenda for Meeting

(1) For reporting:	a. Audit Committee’s Audit Report

b. Business Report

(2) For approval:

a.      Non-consolidated Balance Sheet, Non-consolidated Income Statement & Non-consolidated Statement of Appropriations of Retained Earnings of Fiscal Year 2008 (Cash dividend per share : KRW 500)

b.      Amendment to the Articles of Incorporation

c.      Remuneration Limit for Directors in 2009

d.      Amendment to the Regulation of Severance Payment to Directors and Executive Officers

C. Details of Agenda for Approval

Agenda 1:	Non-consolidated Balance Sheets, Non-consolidated Income Statements &

Non-consolidated Statements of Appropriations of Retained Earnings of Fiscal Year 2008 • KRW 500 is proposed as cash dividend per share.

(1) Business Performance in FY 2008

•        Despite the difficult business environment contributed by factors such as global economic meltdown and the LCD oversupply, our non-consolidated sales revenue in 2008 increased by 12% year-on-year to KRW 15,865 billion, backed by our consistent efforts to expand our sales. We recorded operating income of KRW 1,536 billion and net income of KRW 1,087 billion in 2008 from development of cost innovation models, reduction of purchasing unit cost, maximization of equipment effectiveness through Max Capa & Min Loss activities and reduction of overhead cost and other active cost reduction measures as well as increased sales revenue.

(2) Financial Statements

a. Non-Consolidated Balance Sheets

(Based on Korean GAAP)	(KRW Million)

Description	FY 2008	FY 2007	Remarks
1.Current assets	6,256,112	5,644,253

2. Non-current assets	10,245,875	7,750,182
1) Investments	973,322	489,114
2) Tangible assets	8,431,214	6,830,600
3) Intangible assets	194,343	111,530
4) Other non-current assets	646,996	318,938
Total Assets	16,501,987	13,394,435
1.Current liabilities	4,227,226	2,245,410
2.Non-current liabilities	2,998,739	2,859,652
Total Liabilities	7,225,965	5,105,062
1.Capital stock	1,789,079	1,789,079
2.Capital surplus	2,311,071	2,311,071
3. Accumulated other comprehensive income	173,938	5,823
4.Retained earnings	5,001,934	4,183,400
Total Shareholders’ Equity	9,276,022	8,289,373
Total Liabilities and Total Shareholders’ Equity	16,501,987	13,394,435

b. Non-Consolidated Income Statements

(Based on Korean GAAP)	(KRW Million)

Description	FY 2008	FY 2007	Remarks
1. Revenues	15,865,240	14,163,131
2. Cost of goods sold	(13,626,602)	(12,076,688)
3. Gross income	2,238,638	2,086,443
4. SG&A	(702,332)	(595,308)
5. Income from operations	1,536,306	1,491,135
6. Non-operating income	3,127,987	571,713
7. Non-operating expenses	(3,370,813)	(517.286)
8. Income before income tax	1,293,480	1,545,562
9. Income tax expense	(206,584)	(201,535)
10. Net income	1,086,896	1,344,027

c. Non-Consolidated Statements of Appropriations of Retained Earnings

(Based on Korean GAAP)	(KRW Million)

Description	FY 2008	FY 2007	Remarks
1. Retained earnings before appropriations	4,846,761	4,055,063
a. Unappropriated retained earnings carried over from prior years	3,759,865	2,711,036
b. Net income	1,086,896	1,344,027
2. Appropriations of retained earnings	196,799	295,198
- Legal reserve	17,891	26,836
- Dividend*	178,908	268,362
3. Unappropriated retained earnings to be carried forward to subsequent year	4,649,962	3,759,865

*	Cash dividend per share : KRW 500

•	Dividend rate : 10% of face value

•	Payout ratio : 16.5% of 2008 net income

•	Dividend yield : 2.2% of the 1 week average closing share price prior to 2 transaction days before the record date

Agenda 2 : Amendment to the Articles of Incorporation

•

With the broaden objectives of the Company, the Company can reserve the potential and flexibility to expand its business areas to the field other than LCD and OLED business, especially the solar energy field among others.

•	As the “Capital Market Act” in Korea has taken effect, the related law and regulation is propose to be amended accordingly.

•	With the increased maximum number of Board membership, the Company can bring in more professionals from various areas.

Article	Current Provision	Proposed Provision
Article 2

(Objectives)

(1) research, development, manufacturing, sales and marketing in the fields of thin-film transistor liquid crystal display (“TFT-LCD”) and organic light emitting display (“OLED”) products and technologies related to TFT-LCD and OLED, including, without limitation, transmissive and reflective amorphous silicon thin film transistor technology, low temperature poly-silicon technology as well as process technologies relating to the foregoing;

(2) research, development, manufacturing, sales and marketing of certain components required for the development and manufacturing of the products and technologies described in the foregoing Paragraph (1);

(3) foreign trade and foreign trade agency business in relation to the foregoing business; and

(4) any business ancillary or incidental to the foregoing business, including, but not limited to, lease of equipment, machinery and real estate, and provision of research and development services to third parties.

(Objectives)

(1) Research, development, manufacturing, sales and marketing of displays and other related products utilizing the technologies, including, without limitation, thin-film transistor liquid crystal display (“TFT-LCD”), low-temperature poly-silicon liquid crystal display (“LTPS-LCD”) and organic light emitting display (“OLED”) technologies;

(2) research, development, manufacturing, sales and marketing of products utilizing solar energy;

(3) research, development, manufacturing, sales and marketing of certain components and equipments required for the development and manufacturing of the products and technologies described in the foregoing Paragraphs;

(4) real estate transaction and lease business; and

(5) any business and/or investment ancillary or incidental to the foregoing business.

Article 10

(Preemptive Rights)

1), 2) (Omitted)

3) Notwithstanding Paragraph (2) above, the Company may allocate new shares to persons other than existing shareholders of the Company by a resolution of the Board of Directors in any of the following cases, provided that the aggregate number of shares issued pursuant to items 1 through 7 below shall not exceed 20% of the total number of issued and outstanding shares:

1. Where the Company invites or cause underwriters to invite subscriptions for new shares;

2. Where the Company issues new shares through a method of general public offering under Article 189-3 of the Securities and Exchange Act (the “SEA”);

3. Where the Company allocates new shares to any member of its Employee Stockownership Association pursuant to Article 191-7 of the SEA or pursuant to the Employee Welfare Basic Act;

4. Where the Company issues new shares by exercise of stock options under Article 189-4 of the SEA;

5. Where the Company issues new shares for the issuance of a depositary receipt (DR) under Article 192 of the SEA;

6, 7. (Omitted)

8. Where the Company issues new shares through a public offering or cause underwriters to underwrite the new shares and/or DR for the purpose of initial listing on the Korea Stock Exchange and/or the New York Stock Exchange.

4), 5) (Omitted)

(Preemptive Rights)

1), 2) (Same as the current)

3) Notwithstanding Paragraph (2) above, the Company may allocate new shares to persons other than existing shareholders of the Company by a resolution of the Board of Directors in any of the following cases, provided that the aggregate number of shares issued pursuant to items 1 through 7 below shall not exceed 20% of the total number of issued and outstanding shares:

1. Where the Company invites or cause underwriters to invite subscriptions for new shares;

2. Where the Company issues new shares through a method of general public offering under Article 165-6 of the Financial Investment Services and Capital Market Act (the “Capital Market Act”);

3. Where the Company allocates new shares to any member of its Employee Stockownership Association pursuant to Article 165-7 of the Capital Market Act or pursuant to the Employee Welfare Basic Act;

4. Where the Company issues new shares by exercise of stock options under Article 340-2 of the Commercial Code;

5. Where the Company issues new shares for the issuance of a depositary receipt (DR) under Article 165-16 of the Capital Market Act;

6, 7. (Same as the current)

8. Where the Company issues new shares through a public offering or cause underwriters to underwrite the new shares and/or DR for the purpose of initial listing on the Korea Exchange and/or the New York Stock Exchange.

4), 5) (Same as the current)

Article 10-2

(Stock Options)

1) The Company may grant stock options to its officers and employees (including the officers and employees of its affiliated company as defined in Article 189-4, Paragraph (1) of the SEA; the same shall apply hereinafter) by a special resolution of the General Meeting of Shareholders pursuant to Article 189-4 of the SEA, to the extent of not more than 15% of the total number of issued and outstanding shares; provided, however, that the Company may grant stock options to its officers and employees by a resolution of the Board of Directors to the extent of not more than 1% of the total number of issued and outstanding shares in accordance with the relevant laws and regulations. In this case, the shareholders or the Board of Directors may resolve to grant performance-linked stock options, linked with the Company’s performance or market index.

2)~7) (Omitted)

(Stock Options)

1) The Company may grant stock options to its officers and employees (including the officers and employees of its affiliated company as defined in Article 542-3, Paragraph (1) of the Commercial Code; the same shall apply hereinafter) by a special resolution of the General Meeting of Shareholders pursuant to Article 340-2 of the Commercial Code, to the extent of not more than 15% of the total number of issued and outstanding shares; provided, however, that the Company may grant stock options to its officers and employees by a resolution of the Board of Directors to the extent of not more than 1% of the total number of issued and outstanding shares in accordance with the relevant laws and regulations. In this case, the shareholders or the Board of Directors may resolve to grant performance-linked stock options, linked with the Company’s performance or market index.

2)~7) (Same as the current)

Article 15-2

(Issuance of Convertible Bonds)

1) The Company may issue convertible bonds to persons other than its shareholders by a resolution of the Board of Directors in any of the following cases, to the extent that the aggregate par value amount of the convertible bonds (plus any previously issued and outstanding convertible bonds) does not exceed one (1) trillion Won:

1~3. (Omitted)

4. Where the Company issues convertible bonds in foreign countries in accordance with Article 192 of the SEA.

2)~5) (Omitted)

(Issuance of Convertible Bonds)

1) The Company may issue convertible bonds to persons other than its shareholders by a resolution of the Board of Directors in any of the following cases, to the extent that the aggregate par value amount of the convertible bonds (plus any previously issued and outstanding convertible bonds) does not exceed one (1) trillion Won:

1~3. (Same as the current)

4. Where the Company issues convertible bonds in foreign countries in accordance with Article 165-16 of the Capital Market Act.

2)~5) (Same as the current)

Article 15-3

(Issuance of Bonds with Warrants)

1) The Company may issue bonds with warrant to persons other than its shareholders by a resolution of the Board of Directors in any of the following cases, to the extent that the aggregate par value amount of the bonds with warrant (plus any previously issued and outstanding bonds with warrants) does not exceed one (1) trillion Won:

1~3. (Omitted)

4. Where the Company issues bonds with warrant in foreign countries in accordance with Article 192 of the SEA.

2)~5) (Omitted)

(Issuance of Bonds with Warrants)

1) The Company may issue bonds with warrant to persons other than its shareholders by a resolution of the Board of Directors in any of the following cases, to the extent that the aggregate par value amount of the bonds with warrant (plus any previously issued and outstanding bonds with warrants) does not exceed one (1) trillion Won:

1~3. (Same as the current)

4. Where the Company issues bonds with warrant in foreign countries in accordance with Article 165-16 of the Capital Market Act.

2)~5) (Same as the current)

Article 26	(Number of Directors) The Company shall have at least five (5) and up to nine (9) Directors, more than half of whom must be outside Directors.	(Number of Directors) The Company shall have at least five (5) and up to eleven (11) Directors, more than half of whom must be outside Directors.

Article 27-2

(Nomination of Candidates for Outside Directors)

1) The Company’s Outside Director Nomination and Corporate Governance Committee shall recommend candidates for outside Directors, from those who are qualified under the SEA and other applicable provisions.

2) (Omitted)

(Nomination of Candidates for Outside Directors)

1) The Company’s Outside Director Nomination and Corporate Governance Committee shall recommend candidates for outside Directors, from those who are qualified under the Capital Market Act and other applicable provisions.

2) (Same as the current)

Article 42-2

(Redemption of Shares)

1)~2) (Omitted)

3) In the case where the Company acquires treasury shares for redemption under the provision in Paragraph (1) above, the acquisition shall be subject to the following standards:

1. The Company shall follow the methods under the Article 189-2, Paragraph (1) of the SEA.

If the acquisition is made in accordance with the method under Item 1 of the same provision, the acquisition period and the method thereof shall meet the standards set forth in the Presidential Decree under the SEA;

2. The amount of the acquisition for redemption shall not be more than the amount determined by the Presidential Decree under the SEA within the limit of distributable income under Article 462, Paragraph (1) of the Commercial Code at the end of the relevant fiscal year.

4) (Omitted)

(Redemption of Shares)

1)~2) (Same as the current)

3) In the case where the Company acquires treasury shares for redemption under the provision in Paragraph (1) above, the acquisition shall be subject to the following standards:

1. The Company shall follow the methods under the Article 165-2, Paragraph (2) of the Capital Market Act. If the acquisition is made in accordance with the method under Item 1 of the same provision, the acquisition period and the method thereof shall meet the standards set forth in the Presidential Decree under the Capital Market Act;

2. The amount of the acquisition for redemption shall not be more than the amount determined by the Presidential Decree under the Capital Market Act within the limit of distributable income under Article 462, Paragraph (1) of the Commercial Code at the end of the relevant fiscal year.

4) (Same as the current)

Article 43-2

(Quarterly Dividends)

1) The Company may pay quarterly dividends in accordance with Article 192-3 of the SEA to its shareholders who are registered in the shareholder’s registry as of 24:00 p.m. on the day on which 3 months, 6 months or 9 months have passed, respectively, from the beginning of the relevant fiscal year . Such quarterly dividends shall be made in cash.

2)~5) (Omitted)

(Quarterly Dividends)

1) The Company may pay quarterly dividends in accordance with Article 165-12 of the Capital Market Act to its shareholders who are registered in the shareholder’s registry as of 24:00 p.m. on the day on which 3 months, 6 months or 9 months have passed, respectively, from the beginning of the relevant fiscal year . Such quarterly dividends shall be made in cash.

2)~5) (Same as the current)

ADDENDA	1. These Articles of Incorporation shall be effective from June 23, 2004, except for the Article 17, Paragraph (4), Article 41, Paragraph (2), Article 42-2, Article 43-2 which shall be effective upon the shares of the Company being listed on the Korea Stock Exchange.	1. These Articles of Incorporation shall be effective from June 23, 2004, except for the Article 17, Paragraph (4), Article 41, Paragraph (2), Article 42-2, Article 43-2 which shall be effective upon the shares of the Company being listed on the Korea Exchange.

ADDENDA		ADDENDA (as of March 13, 2009) These Articles of Incorporation shall be effective from March 13, 2009.

Agenda 3: Approval of Remuneration Limit for Directors

Category	FY2009	FY2008
Number of Directors (Number of Outside Directors)	9 (5)	9 (5)
Total Amount of Remuneration Limit	KRW 8.5 billion	KRW 13.4 billion

Agenda 4: Amendment to the Regulation of Severance Payment to Directors and Executive Officers

•	As the “Senior Vice President” position is introduced from 2009, the Regulation of Severance Payment to Directors and Executive Officers is proposed to be amended accordingly.

☐. Matters Relating to the Solicitor of Proxy

1. Matters Relating to the Solicitor of Proxy

a. Name of Solicitor: LG Display Co., Ltd. (“LGD”)

b. Number of LGD Shares Held by Solicitor: None

c. The Principal Shareholders of the Solicitor

Name of principal shareholder	Relationship with LGD	Number of shares held	Ownership ratio
LG Electronics Inc.	Largest shareholder	135,625,000 (common stock)	37.9%

Philips Electronics	Company acting in concert with the largest shareholder	47,225,000 (common stock)	13.2%

Total	—	182,850,000 (common stock)	51.1%

2. Matters Relating to the Proxy

Name of Agents for the Proxy	Kyeong Lae Lee	Heung Won Park
Number of Shares Held by Agents as of 2008 End.	110 (common stock)	248 (common stock)

Relationship with LGD	Employee	Employee

3. Criteria for Shareholders Whom Proxy is Asked to

•	All shareholders holding more than 50,000 shares of LGD common stock

4. Others

•	The Period of Proxy Instruction: From Feb. 27, 2009 to Mar. 13, 2009 (Before the 24th AGM)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: February 20, 2009	By:	/s/ Kyeong Lae Lee
(Signature)

	Name:	Kyeong Lae Lee
	Title:	Senior Manager/Finance & Risk Management Department